Exhibit 21.1

HARBOR CUSTOM DEVELOPMENT, INC.

Subsidiaries of the Registrant

1.	Bay Vista Blvd. Apartments, LLC* 50% Ownership Washington LLC formed May 15, 2017

2.	Harbor Excavation, LLC* 100% Ownership Washington LLC formed July 3, 2017

3.	Harbor Materials, LLC 100% Ownership Washington LLC formed July 5, 2018

4.	Saylor View Estates, LLC 51% Ownership Washington LLC formed March 30, 2014

5.	Werner Rd. Industrial, LLC 100% Ownership Washington LLC formed December 15, 2017

*Bay Vista Blvd. Apartments, LLC was closed as of December 31, 2018 with the IRS and dissolved with the State of Washington as of October 03, 2019.

*Harbor Excavation, LLC was voluntarily dissolved with the State of Washington as of June 14, 2019.